     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2000


                                                      REGISTRATION NO. 333-41108

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                         COMPUTER SCIENCES CORPORATION
             (Exact name of registrant as specified in its charter)

                       NEVADA                                              95-2043126
          (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                            Identification Number)

                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             HAYWARD D. FISK, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         COMPUTER SCIENCES CORPORATION
                             2100 EAST GRAND AVENUE
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-0311

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                WITH COPIES TO:

               RONALD S. BEARD, ESQ.                               EDWARD SONNENSCHEIN, ESQ.
                BRIAN D. KILB, ESQ.                                     Latham & Watkins
            Gibson, Dunn & Crutcher LLP                          633 W. 5th Street, Suite 4000
                333 S. Grand Avenue                                  Los Angeles, CA 90071
             Los Angeles, CA 90071-3197                                  (213) 485-1234
                   (213) 229-7000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         AGGREGATE PRICE         AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED              BE REGISTERED         PER UNIT(1)       OFFERING PRICE(1)    REGISTRATION FEE
Notes.......................................     $500,000,000             100%             $500,000,000          $132,000(2)


(1) Estimated solely for the purpose of calculating the registration fee.


(2) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. Of this amount, $79,200 was previously paid.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 25, 2000

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

P_R_O_S_P_E_C_T_U_S


                                  $500,000,000


                                     [LOGO]

                           % NOTES DUE               , 20

                                 --------------


        Interest will be payable on              and              of each year,
commencing              , 2001. The notes will mature on              , 20  . We
may redeem the notes in whole or part at any time at the redemption price described on page 10. The notes are unsecured and will rank equally with all of our other unsecured unsubordinated indebtedness, but will be effectively subordinate to the indebtedness of our subsidiaries.


        The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

                               ------------------

                                                                     PER NOTE            TOTAL
                                                                     --------            -----
        Public offering price (1)................................       %                  $
        Underwriting discount....................................       %                  $
        Proceeds, before expenses, to Computer Sciences
          Corporation............................................       %                  $

       (1) Plus accrued interest from              , 2000, if settlement occurs
           after that date

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The notes will be ready for delivery on or about              , 2000.

                               ------------------

MERRILL LYNCH & CO.
                    GOLDMAN, SACHS & CO.
                                J.P. MORGAN & CO.
                                                      MORGAN STANLEY DEAN WITTER

                                  -----------

              The date of this prospectus is              , 2000.

    No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
WHERE YOU CAN FIND MORE INFORMATION.........................      1

FORWARD-LOOKING STATEMENTS..................................      2

THE COMPANY.................................................      3

RECENT DEVELOPMENTS.........................................      5

USE OF PROCEEDS.............................................      6

CAPITALIZATION..............................................      7

RATIO OF EARNINGS TO FIXED CHARGES..........................      8

SELECTED FINANCIAL DATA.....................................      8

DESCRIPTION OF THE NOTES....................................     10

UNDERWRITING................................................     19

LEGAL MATTERS...............................................     21

EXPERTS.....................................................     21

    WITHIN THIS PROSPECTUS, WE SOMETIMES REFER TO YEARS WITHOUT SPECIFYING A MONTH OR DAY. IN ALL SUCH CASES, UNLESS WE SPECIFICALLY REFER TO A CALENDAR YEAR, THE REFERENCE IS TO OUR FISCAL YEAR ENDED ON THE FRIDAY CLOSEST TO
MARCH 31 OF SUCH YEAR. WHENEVER WE REFER TO THE "COMPANY" OR TO "US," OR USE THE TERMS "WE" OR "OUR" IN THIS PROSPECTUS, WE ARE REFERRING TO COMPUTER SCIENCES CORPORATION AND ITS SUBSIDIARIES. HOWEVER, FOR PURPOSES OF THE SECTION ENTITLED "DESCRIPTION OF THE NOTES," WHENEVER WE REFER TO THE "COMPANY" OR TO "US," OR USE THE TERMS "WE" OR "OUR," WE ARE REFERRING ONLY TO COMPUTER SCIENCES CORPORATION.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. You may also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. You may also read and copy reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Information about our company is also available to the public from our website at http://www.csc.com.

    We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the notes. You may inspect the registration statement and its exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., in Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

    The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information filed by us with the SEC in the future will update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all the notes:

    1. Our Amended Annual Report on Form 10-K for the fiscal year ended March 31, 2000; and

    2.  Our Current Report on Form 8-K dated June 20, 2000.

    You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                               Investor Relations
                         Computer Sciences Corporation
                             2100 East Grand Avenue
                          El Segundo, California 90245
                                 (310) 615-0311

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

    - competitive pressures

    - our ability to consummate strategic acquisitions and alliances

    - our ability to attract and retain key personnel

    - changes in the demand for information technology outsourcing and business process outsourcing

    - changes in U.S. federal government spending levels for information technology services

    - our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends

    - changes in the financial condition of our commercial customers

    - the future profitability of our customer contracts

    - general economic conditions and fluctuations in currency exchange rates in countries in which we do business

                                  THE COMPANY

GENERAL

    We are one of the world leaders in the information technology ("IT") services industry. For forty-one years, we have helped our clients use IT more efficiently, thus improving their operations and profitability. We do not have exclusive agreements with hardware or software providers, and we believe that our "vendor neutrality" enables us to better identify and manage solutions specifically tailored to each client's needs.

    We offer a broad array of professional services to clients in the global commercial and government markets, specializing in the application of advanced and complex IT to achieve our customers' strategic objectives. Our services include:

    - OUTSOURCING--Operating all or a portion of a client's technology infrastructure, including systems analysis, applications development, network operations, desktop computing and data center management, or managing a client's non-core business functions, such as claims processing, credit checking, or customer call centers

    - SYSTEMS INTEGRATION--Designing, developing, implementing and integrating complete information systems

    - IT AND MANAGEMENT CONSULTING--Advising clients on the acquisition and strategic use of IT, and on business strategy, operations, change management and business process reengineering

    - END-TO-END E-BUSINESS SOLUTIONS--Providing solutions that adjust to the needs of large commercial and government clients and new e-commerce entrants

    For the fiscal year ended March 31, 2000, we had revenues of $9.37 billion and net income of $402.9 million. We provide services primarily in global commercial industries and to the U.S. Federal Government.

    During the last three fiscal years, our revenue mix was as follows:

                                                             2000           1999           1998
                                                           --------       --------       --------
  U.S. Commercial...................................          39%            40%            41%
  Europe............................................          27             28             25
  Other International...............................          10              6              6
                                                             ---            ---            ---
Global Commercial...................................          76             74             72
U.S. Federal Government.............................          24             26             28
                                                             ---            ---            ---
Total Revenues......................................         100%           100%           100%
                                                             ===            ===            ===

    We provide services to global commercial clients in a number of industries, including the following:

    - aerospace

    - automotive

    - chemical and energy

    - consumer goods

    - financial services

    - healthcare

    - manufacturing

    - media

    - public sector

    - retail and distribution

    - telecommunications

    - traffic and transportation

    - travel and hospitality

    - utilities

    We have approximately 58,000 employees, and operate from over 700 offices in 34 countries. We are incorporated under the laws of Nevada. Our principal executive offices are located at 2100 East Grand Avenue, El Segundo, California 90245, and our telephone number is (310) 615-0311.

                              RECENT DEVELOPMENTS

RECENT CONTRACT AWARDS

    In April 2000, Saab AB hired us to manage its IT operations in Sweden that support its aerospace products and systems. To provide these services, we will combine our existing global resources and assets with those we will acquire through our purchase of Combitech Network AB, Saab AB's IT subsidiary. Combitech Network AB, which employs over 230 IT professionals, provides IT infrastructure and security services to Saab and other IT-security customers in Sweden.

    In April 2000, we entered into a seven-year outsourcing agreement with AT&T Corporation. The agreement calls for us to manage application development and maintenance for AT&T's Consumer Services organization in the areas of billing, credit and collections, ordering, provisioning and customer care.

    In May 2000, the United States Army selected us as one of twelve prime contractors to participate in the U.S. Army Aviation and Missile Command OMNIBUS Support Services program. The program's three major functional areas--technical, logistics and programmatics--will be supported by separate multi-award, task-order contracts. As a prime technical contractor, we will provide a wide range of services, including modeling and simulation, systems engineering and integration, guidance and control, software support, logistics and management expertise.

    In May 2000, we entered into a seven-year agreement with The Broken Hill Proprietary Company Limited, under which we will provide a full range of information technology services, including consulting, systems integration and outsourcing. In connection with the outsourcing component, we will acquire BHP Information Technology Proprietary Ltd., a wholly owned IT subsidiary of The Broken Hill Proprietary Company that provides IT services to The Broken Hill Proprietary Company and other commercial and industrial clients in Australia.

    In June 2000, AMP Limited expanded its existing outsourcing agreement with us following its acquisition of GIO Australia. Under the expanded five-year agreement, we will manage AMP Limited's and GIO Australia's Australian IT infrastructure, which includes all network, desktop, mainframe and selected mid-range services. The expanded agreement replaces the final three years of our original agreement with AMP Limited that was to have ended in 2003.

    In June 2000, we announced a multi-year service agreement to provide IT infrastructure services to DuPont Pharmaceuticals Company, a wholly owned subsidiary of E.I. du Pont de Nemours and Company. Under the seven-year agreement we will provide network, messaging, groupware, midrange, mainframe, help desk, distributed systems and engineering services.

RECENT ACQUISITIONS

    In the quarter ended June 30, 2000, we acquired ownership of Combitech Network AB, Saab AB's information technology subsidiary. Combitech Network AB provides IT infrastructure and security services to customers in Sweden.

    Also in the quarter ended June 30, 2000, we launched a tender offer to acquire all shares of Policy Management Systems Corporation, a publicly traded South Carolina company which provides systems, services, sourcing and e-business solutions to the global insurance and related financial services industries. The tender offer is conditioned upon, among other things, the valid tender of at least two-thirds of the outstanding shares of Mynd and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and similar statutes or regulations of foreign jurisdictions. We estimate the total funds required to purchase all of the outstanding shares of Policy Management Systems Corporation (at the per share consideration of $16.00), to repay all of Policy Management Systems Corporation's expected outstanding debt at the closing of the tender and the estimated transaction costs, will be about
$890 million. We plan to obtain these funds through the sale of commercial paper and short-term notes bearing a market interest rate, which will be senior unsecured obligations ranking equal with all of our other unsecured senior debt. We intend to repay the commercial paper and notes from general corporate funds and the proceeds of one or more capital markets transactions.

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of the notes (after deducting the underwriting discounts and commissions and estimated
expenses payable by the Company) are estimated to be $        . We intend to use
the net proceeds from the sale of the notes for general corporate purposes, including the reduction of the balance of our outstanding commercial paper when it matures. As of May 26, 2000, the principal balance of our outstanding commercial paper was approximately $539,271,000 at a weighted average interest rate of 6.44%.

                                 CAPITALIZATION

    The following table summarizes our debt and stockholders' equity (referred to as "capitalization") as of March 31, 2000: (1) on a historical basis and
(2) as adjusted to reflect the sale by the Company of the notes and the application of the estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with the consolidated financial statements and related notes of the Company included in our Amended Annual Report on Form 10-K for the fiscal year ended March 31, 2000, which is incorporated herein by reference.


                                                                 AS OF MARCH 31, 2000
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   ------------
                                                              (IN THOUSANDS OF DOLLARS)
CURRENT DEBT:
  Commercial paper..........................................  $  165,575     $
  Notes payable.............................................      72,563         72,563
  Current maturities of long-term debt......................       8,755          8,755
  Current maturities of capitalized lease liabilities.......       2,334          2,334
                                                              ----------     ----------
    Total current debt......................................     249,227         83,652
                                                              ----------     ----------
LONG-TERM DEBT:
  Commercial paper..........................................     250,000
  6.50% Guaranteed Notes, due November 15, 2001.............     150,000        150,000
  6 1/4% Notes, due March 15, 2009..........................     200,000        200,000
     % Notes, due         ..................................                    500,000
  Other notes payable.......................................      48,639         48,639
  Capitalized lease liabilities.............................       3,728          3,728
                                                              ----------     ----------
    Total long-term debt....................................     652,367        902,367
                                                              ----------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $1 per share; authorized
    1,000,000 shares; none issued
  Common stock, par value $1 per share; authorized
    275,000,000 shares; issued 167,903,047 shares...........     167,903        167,903
  Additional paid-in capital................................     907,123        907,123
  Earnings retained for use in business.....................   2,061,043      2,061,043
  Accumulated other comprehensive income....................     (75,800)       (75,800)
                                                              ----------     ----------
                                                               3,060,269      3,060,269

  Less common stock in treasury, at cost, 394,915 shares....     (16,140)       (16,140)
  Unearned restricted stock and other.......................        (155)          (155)
                                                              ----------     ----------
    Stockholders' equity, net...............................   3,043,974      3,043,974
                                                              ----------     ----------
    Total capitalization....................................  $3,945,568     $4,029,993
                                                              ==========     ==========

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of our last five fiscal years appears below. We computed the ratio of earnings to fixed charges by dividing the sum of fixed charges and income before taxes by fixed charges. Fixed charges consist of interest expense and the estimated interest component of rent expense.

                                                                         FISCAL YEARS ENDED
                                                       -------------------------------------------------------
                                                       MARCH 31,   APRIL 2,   APRIL 3,   MARCH 28,   MARCH 29,
                                                         2000        1999       1998       1997        1996
                                                       ---------   --------   --------   ---------   ---------
Ratio of earnings to fixed charges...................    6.01x      5.72x      2.98x       4.23x       3.37x

                            SELECTED FINANCIAL DATA

    The selected consolidated financial data below has been derived from our audited consolidated financial statements. You should read the financial data presented below in conjunction with the consolidated financial statements and accompanying notes of the Company which are included in our Amended Annual Report on Form 10-K for the fiscal year ended March 31, 2000, which is incorporated herein by reference.

    The Company's consolidated financial statements for periods prior to November 16, 1999 have been restated to include the financial position and results of operations for Nichols Research Corporation ("Nichols"), which was acquired by the Company on that date in a transaction accounted for as a pooling of interests. The restatement combines results from Nichols' fiscal years ended August 31, 1999 and August 31, 1998 with results from our fiscal years ended April 2, 1999 and April 3, 1998. Therefore, our restated twelve months for fiscal 1999 and 1998 reflect Nichols' twelve months ended August 31. Our restated fiscal 2000 data include Nichols' results based on our fiscal year. Due to the alignment of fiscal periods, Nichols' results of operations for the same five months of April to August 1999 are reported in both our fiscal 2000 and 1999 data. The "Other Data" are unaudited.

                                                                       FISCAL YEARS ENDED
                                                        -------------------------------------------------
                                                        MARCH 31, 2000    APRIL 2, 1999    APRIL 3, 1998
                                                        ---------------   --------------   --------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, RATIOS
                                                                        AND PERCENTAGES)
STATEMENT OF EARNINGS INFORMATION:
Revenues..............................................     $9,370,694       $8,111,405       $7,027,881
                                                           ----------       ----------       ----------
Cost of services......................................      7,352,544        6,349,471        5,500,478
Selling, general and administrative...................        779,367          735,756          640,624
Depreciation and amortization.........................        545,723          456,897          397,805
Interest expense......................................         58,135           49,358           51,418
Interest income.......................................        (17,612)         (14,950)         (10,031)
Special charges (1)...................................         41,065                           233,219
                                                           ----------       ----------       ----------
Total costs and expenses..............................      8,759,222        7,576,532        6,813,513
                                                           ----------       ----------       ----------
Income before taxes...................................        611,472          534,873          214,368
Taxes on income.......................................        208,600          179,371          (60,199)
                                                           ----------       ----------       ----------
Net income............................................     $  402,872       $  355,502       $  274,567
                                                           ==========       ==========       ==========
Earnings per share
  Basic...............................................     $     2.42       $     2.17       $     1.71
  Diluted.............................................           2.37             2.12             1.67
OTHER DATA:
Capital expenditures..................................     $  585,593       $  438,926       $  358,589
Debt as a percentage of total capitalization..........           22.9%            27.9%            26.3%
BALANCE SHEET INFORMATION:
Cash and cash equivalents.............................     $  260,403       $  617,879       $  285,963
Working capital.......................................        782,369          661,489          845,804
Total assets..........................................      5,874,124        5,260,353        4,274,131
Total debt............................................        901,594        1,003,611          773,920
Stockholders' equity..................................      3,043,974        2,588,521        2,171,022

--------------------------
(1) We recorded a special item of $39,068 ($28,519 after tax), or 17 cents per share after tax, during the third quarter of fiscal year 2000. This charge, relating to our November 16, 1999 acquisition of Nichols, included approximately $9,304 for investment banking and transaction expenses, $23,462 related to the write-off of capitalized software attributed to duplicate market offerings and the write-off of other assets and intangibles, and $6,303 related to employee severance costs and elimination of duplicate facilities.

    Also during the third quarter of fiscal year 2000, we recorded a special item of $1,997 ($1,326 after tax) for legal and other costs, net of recoveries, associated with the resolution of the remaining issues relating to our fiscal year 1998 response to a failed take-over attempt.

    We recognized a net special credit of $1,707, or 1 cent per share, during the first quarter of fiscal year 1998 because of developments at CSC Enterprises, a general partnership of which we, through an affiliate, are the managing general partner. A tax benefit of $135,000 and an after-tax special charge of $133,293 ($208,393 before tax) caused the net special credit.

    During the first quarter of fiscal year 1998, certain partners withdrew from CSC Enterprises. As a result of these withdrawals, CSC Enterprises took actions that caused us to recognize an increase in the tax basis of certain assets. As required by Statement of Financial Accounting Standards No. 109, this tax basis increase from the previous tax basis resulted in a deferred tax asset of $135,000 and a corresponding reduction of our provision for income taxes. The tax basis increase is temporary and will be realized over time through an increase in depreciation and amortization expense for income tax purposes.

    In connection with these developments, CSC Enterprises reviewed its operations, its market opportunities and the carrying value of its assets. Based on this review, in the first quarter of fiscal year 1998 CSC Enterprises initiated a plan to eliminate certain offerings and write down assets, primarily within its telecommunications operations. As a result of these plans, we recognized a pre-tax special charge of $208,393 ($133,293 after tax). This special charge included goodwill write-offs of $56,300 ($35,000 after tax), contract termination costs of $54,300 ($34,000 after tax), deferred contract costs and other assets of $33,093 ($20,493 after tax), telecommunications software and accruals of $35,800 ($22,300 after tax), telecommunications property, equipment and intangible assets of $18,900 ($11,700 after tax), and other non-tax deductible costs of $10,000.

    In the fourth quarter of fiscal year 1998, we recorded a before-tax special charge of $20,700, or 8 cents per share after tax, for costs relating to our response to a failed take-over attempt. The charge is comprised of $14,400 for investment banking expenses and $6,300 for other expenses such as legal costs, public relations and shareholder communications.

    During fiscal 1998, Nichols recorded special charges of $4,126, or 2 cents per share after tax. These charges were comprised of $2,000 for purchased in-process research and development activities, $226 for merger-related expenses in connection with several acquisitions made during the year and $1,900 related to the impairment of assets with Nichols' insurance line of business.

                            DESCRIPTION OF THE NOTES

    The notes will be issued under an indenture to be dated as of             ,
2000 (the "Indenture") by and between us and Citibank, N.A., as trustee. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this section relating to the notes and the Indenture are summaries of certain provisions of the notes and the Indenture. These summaries are not complete. For more detail you should refer to the Indenture, which we have filed as an exhibit to the registration statement of which this prospectus is a part. For purposes of this section "Description of the Notes," whenever we refer to the "Company" or to "us," or use the terms "we" or "our," we are referring only to Computer Sciences Corporation.

GENERAL


    We will issue the notes in an aggregate principal amount of $500,000,000.
The notes will mature on             , 20  . The notes will be in registered
form without coupons in denominations of $1,000 and integral multiples of $1,000. The notes are our direct, unconditional, unsecured and unsubordinated general obligations. The notes will rank equally among themselves, without any preference of one over the other, and at least equally with all of our other outstanding unsecured and unsubordinated general obligations. The notes will be effectively subordinate to the indebtedness of our subsidiaries. At March 31, 2000, our subsidiaries had outstanding indebtedness (including capitalized leases) of $258,757,000.


    The notes will bear interest at the rate of       % per annum from
            , 2000 or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable on
and             of each year, commencing             , 2000, to the holders of
record at the close of business on the date fifteen days prior to each interest payment date. Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    The notes will not be subject to any sinking fund.

    If any interest payment date, redemption date or maturity date would otherwise be a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day.


    "BUSINESS DAY" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed.


REDEMPTION AT OUR OPTION

    The notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of:

    - 100% of the principal amount of such notes, and

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve
      30-day months) at the Treasury Rate plus   basis points,

plus, in either of the above cases, accrued and unpaid interest thereon to the date of redemption.

    For purposes of this section "Redemption at Our Option," the following terms have the following meanings:

    "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

    "COMPARABLE TREASURY PRICE" means, with respect to any redemption date,
(A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

    "INDEPENDENT INVESTMENT BANKER" means Merrill Lynch Government Securities Inc., or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment institution of national standing selected by us and appointed by the trustee.

    "REFERENCE TREASURY DEALER" means each of (1) Merrill Lynch Government Securities Inc., Goldman, Sachs & Co., Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and their successors; PROVIDED, HOWEVER, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

    "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

    "TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to partially redeem notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

    Unless we default in payment of the redemption price and accrued and unpaid interest on the notes, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

LIMITATION ON OUR ABILITY TO INCUR LIENS

    Other than as provided below under "We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions," neither we nor any of our Subsidiaries may create, incur, assume or suffer to exist any Lien upon any of our assets to secure any Indebtedness, except for:

    - Liens existing on the date of the Indenture;

    - any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien existing on the date of the Indenture;

    - Liens on property existing at the time we or any of our Subsidiaries acquires such property, provided that such Liens (1) are not incurred in connection with, or in contemplation of the acquisition of the property acquired and (2) do not extend to or cover any of our property or assets or any of our Subsidiaries' property or assets other than the property so acquired;

    - Liens on any property of a corporation or other entity existing at the time such corporation or entity becomes our Subsidiary or is merged into or consolidated with us or a Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation or entity as an entirety or substantially as an entirety to us or a Subsidiary; PROVIDED that such Liens (1) are not incurred in connection with or in contemplation of such corporation or entity becoming a Subsidiary or merging or consolidating with us or a Subsidiary or are not incurred in connection with or in contemplation of the sale, lease or other disposition of the properties of such corporation or other entity and
      (2) do not extend to or cover any of our property or assets or any of our Subsidiaries' property or assets other than the property of such corporation or other entity; and

    - purchase money Liens upon or in any real or personal property (including fixtures and other equipment) we or any of our Subsidiaries hold or have acquired to secure the purchase price of such property or to secure Indebtedness incurred solely to finance or refinance the acquisition or improvement of such property and incurred within 180 days after completion of such acquisition or improvement, PROVIDED that no such Lien will extend to or cover any property other than the property being acquired or improved.

    For purposes of this section "Limitation on Our Ability to Incur Liens," the following terms have the following meanings:

    "INDEBTEDNESS" means, with respect to any person, and without duplication:

    - any liability of such person

       (1) for borrowed money, or

       (2) for any letter of credit for the account of such person supporting obligations of such person or other persons, or

       (3) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or

       (4) for the payment of money relating to a capitalized lease; and

    - any liability of others described in the preceding bullet point that the person has guaranteed or that is otherwise its legal liability; and

    - any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in the bullet points above.

    "LIEN" means any lien, security interest, charge, mortgage, pledge or other encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest other than an agreement to secure Indebtedness equally and ratably upon the incurrence of other secured Indebtedness).

    "SUBSIDIARY" means:

    - a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time directly or indirectly owned by us, by us and our Subsidiary or Subsidiaries, or by our Subsidiary or Subsidiaries, or

    - any other person (other than a corporation) in which we, or we and our Subsidiary or Subsidiaries, or our Subsidiary or Subsidiaries directly or indirectly at the date of determination thereof has at least a majority ownership interest.

LIMITATION ON OUR ABILITY TO ENTER INTO SALE/LEASEBACK TRANSACTIONS

    Other than as provided below under "We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions," neither we nor any of our Subsidiaries may enter into any Sale/Leaseback Transaction unless we or such Subsidiary would be entitled, pursuant to the bullet points under "Limitation on Our Ability to Incur Liens" above, to create, incur, assume or suffer to exist a Lien on the property subject to such Sale/Leaseback Transaction.

    For purposes of this section "Limitation on Our Ability to Enter Into Sale/Leaseback Transactions," the following term has the following meaning:

    "SALE/LEASEBACK TRANSACTION" means any arrangement with any person (other than us or any of our Subsidiaries) providing for a capitalized lease by us or any of our Subsidiaries of any property which has been or is to be sold or transferred by us or any of our Subsidiaries to such person or to any person (other than us or any of our Subsidiaries) by whom funds have been or are to be advanced on the security of the leased property.

WE MAY INCUR PERMITTED LIENS AND WE MAY ENTER INTO PERMITTED SALE/LEASEBACK
  TRANSACTIONS

    Notwithstanding the restrictions set forth above under "Limitation on Our Ability to Incur Liens" and "Limitation on our Ability to Enter into Sale/Leaseback Transactions," we or any of our Subsidiaries may create, incur, assume or suffer to exist any Lien or enter into any Sale/Leaseback Transactions not otherwise permitted as described above, PROVIDED that at the time of such event, and after giving effect to that event, the aggregate amount of all Indebtedness secured by Liens permitted by this paragraph (excluding the Liens permitted pursuant to the bullet points under "Limitation on Our Ability to Incur Liens" above) and the aggregate amount of all Attributable Debt in respect of Sale/Leaseback Transactions permitted by this paragraph (excluding the Sale/Leaseback Transactions permitted under "Limitation on Our Ability to Enter into Sale/Leaseback Transactions" above), measured, in each case, at the time any such Lien is incurred or any such Sale/Leaseback Transaction is entered into, by us or any Subsidiary does not exceed 20% of our Consolidated Net Tangible Assets.

    For purposes of this section "We May Incur Permitted Liens and We May Enter into Permitted Sale/Leaseback Transactions," the following terms have the following meanings:

    "ATTRIBUTABLE DEBT" with respect to any Sale/Leaseback Transaction means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

    "CONSOLIDATED NET TANGIBLE ASSETS" means, as of any particular time, the aggregate amount of our assets and the assets of our Subsidiaries (in each case, less applicable reserves and other properly deductible items) after deducting from such amount:

    - all current liabilities other than (1) notes and loans payable,
      (2) current maturities of long-term debt and (3) current maturities of capital lease obligations, and

    - intangible assets, to the extent included in such aggregate assets, all as set forth on the then most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

LIMITATION ON OUR ABILITY TO CONSOLIDATE, MERGE AND SELL ASSETS

    We, without the consent of the holders of any of the notes, may consolidate with, or merge into, or sell, transfer, lease or convey our assets substantially as an entirety to any domestic corporation, if:

    - any successor corporation expressly assumes all of our obligations under the notes and the Indenture,

    - immediately before and after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing, and

    - the entity formed by or surviving any such consolidation or merger (if other than us) or to which such sale, transfer, lease or conveyance shall have been made, is a corporation organized and existing under the laws of the United States of America, any state, or the District of Columbia.

EVENTS OF DEFAULT

    An "Event of Default" under the notes means any of the following:

    - we fail to pay any installment of interest upon any of the notes as and when it becomes due and payable, and such default continues for a period of 30 days; or

    - we fail to pay all or any part of the principal of any of the notes as and when it becomes due and payable, whether at maturity or otherwise; or

    - we fail to observe or perform any other of our other covenants or agreements contained in the notes or in the Indenture for a period of 30 days after the date on which written notice specifying such failure, stating that such notice is a "Notice of Default" under the notes and demanding that we remedy the same, has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding; or

    - any of our Indebtedness in the aggregate outstanding principal amount of $75 million or more either (1) becomes due and payable prior to the due date for payment of such Indebtedness by reason of acceleration of such Indebtedness following our default or (2) is not repaid at, and remains unpaid after, maturity as extended by any applicable period of grace or any guarantee given by us in respect of Indebtedness of any other person in the aggregate outstanding principal amount of $75 million or more is not honored when, and remains dishonored after, becoming due; or

    - a court or administrative or other governmental agency or body having jurisdiction in the premises enters a decree or order for relief relating to us in an involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar law in effect on or after the date of the notes, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer of us or ordering the winding up, dissolution or liquidation of our affairs, or otherwise adjudicates or finds us to be bankrupt or insolvent, and such decree or order remains unstayed and in effect for a period of 60 consecutive days; or

    - a court or administrative or other governmental agency or body having jurisdiction in the premises enters a decree or order appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer for any substantial part of our properties, and such decree or order remains unstayed and in effect for a period of 60 consecutive days; or

    - we commence a voluntary case under any applicable bankruptcy, insolvency, reorganization or other similar law in effect on or after the date of the notes, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment or taking possession by our receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer, or cease to carry on the whole or substantially the whole of our business, or make any general assignment for the benefit of creditors, or take corporate action in furtherance of any such action; or

    - we consent to the appointment or taking possession by our receiver, liquidator, assignee, custodian, trustee, sequestrator or similar officer for any substantial part of our property, or take corporate action in furtherance of any such action.

    In each such case, other than as provided in the next sentence, the trustee, by notice to us, or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the unpaid principal of all the notes, and the interest accrued on the notes, to be due and payable immediately. If an event of default specified in the fifth or seventh bullet points under the heading "Events of Default" occurs, such an amount shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of the notes. The holders of more than 50% in aggregate principal amount of the then outstanding notes by written notice to the trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived. If, at any time after the principal of the notes has been so declared due and payable, and before any judgment or decree for the payment of the monies due has been obtained or entered, we pay or deposit with the trustee a sum sufficient to pay all monies then due with respect to the notes (other than amounts due solely because of such declaration) and cure all other Events of Default under the notes, then the holders of more than 50% in aggregate outstanding principal amount of the notes may waive all defaults and rescind and annul such declaration and its consequences.

    The holders of more than 50% in principal amount of the then outstanding notes by notice to the Trustee may, on behalf of all the holders, waive an existing default or Event of Default and its consequences except a continuing default or Event of Default in the payment of the principal of or interest on any note.

DEFEASANCE AND DISCHARGE

    The notes and the Indenture provide that we are not required to comply with certain covenants ("covenant defeasance") of the notes (including those described under the caption "Limitation on Our Ability to Incur Liens" and "Limitation on Our Ability to Enter into Sale/Leaseback Transactions"), if:

    - we irrevocably deposit, in trust with a trustee for the benefit of the holders of the notes,

       (a) money in an amount, or

       (b) U.S. Government Obligations (as defined in the notes) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount,

      in each case, sufficient to pay all the principal of, and interest on the notes to maturity or redemption, as the case may be, and all other sums payable by us under the Indenture;

    - no Event of Default under the first, second, fourth, fifth, sixth, seventh or eighth bullet points in the first paragraph under the caption "Events of Default" has occurred and is continuing, and no event which with notice or lapse of time or both would become such an Event of Default with respect to the notes has occurred and is continuing, on the date of such deposit;

    - we deliver to such trustee an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of such covenant defeasance and will be subject to federal income tax in the same amount and in the same manner and at the same times as would have been the case absent such exercise; and

    - we have delivered to such trustee a certificate signed by authorized persons and an opinion of counsel, each stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with.

MODIFICATION AND AMENDMENT

    We and the trustee may amend or supplement the Indenture or the notes without the consent of any holder:

    - to cure any ambiguity, defect or inconsistency;

    - to provide for the assumption of our obligations to the holders of the notes in the case of a consolidation, merger, sale, lease, conveyance of substantially all of our assets, or assignment of our obligations under the Indenture or the notes;

    - to comply with the Trust Indenture Act;

    - to provide for uncertificated notes in addition to or in place of certificated notes; or

    - to make any change that provides any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights of any holder under the notes or the Indenture.

    Modifications and amendments to the Indenture or the notes requiring consent of holders of the notes may be made, and future compliance or past default by us may be waived, with our consent and the consent of holders of more than 50% in aggregate principal amount of the notes at the time outstanding; PROVIDED THAT no such amendment of the Indenture or any note may, without the consent of each holder affected thereby:

    - change the stated maturity of the principal of or interest on such note;

    - reduce the amount of notes whose holders must consent to an amendment or waiver;

    - reduce the rate of or change the time for payment of interest, including default interest, on any note;

    - reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to redemption;

    - waive a default in the payment of principal of or interest on, or redemption payment with respect to, any note; or

    - change the currency of payment of the principal of or interest on such note.

    For purposes of calculating the percentage of holders of the notes entitled to take any action, any notes we hold will be excluded.

BOOK-ENTRY SYSTEM AND FORM OF NOTES

    The notes will be represented by beneficial interests in one or more single, permanent global notes in fully registered form without interest coupons and will be deposited with the trustee as custodian for The Depository Trust Company and registered in the name of a nominee of The Depository Trust Company.

    Ownership of beneficial interests in a global note will be limited to The Depository Trust Company participants or persons that may hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by The Depository Trust Company or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

    The Depository Trust Company or its nominee, as the case may be, as registered holder of a global note, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the notes and the Indenture. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with The Depository Trust Company's applicable procedures (in addition to those under the Indenture).

    Principal and interest payments on notes represented by a global note registered in the name of The Depository Trust Company or its nominee will be made to The Depository Trust Company or its nominee, as the case may be, as the registered owner of such global note. Neither we, the trustee nor any paying agent for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    We expect that The Depository Trust Company, upon receipt of any payment of principal or interest on a global note, will immediately credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of The Depository Trust Company. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street names," and will be the responsibility of such participants.

    The Depository Trust Company has advised us as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository Trust Company holds securities that its participants deposit with The Depository Trust Company and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to The Depository Trust Company and its participants are on file with the SEC.

TRUSTEE

    The trustee may resign at any time and we may remove the trustee at any time in accordance with the bullet points below.

    A resignation or removal of the trustee and appointment of a successor trustee shall become effective only upon the successor trustee's acceptance of appointment as provided in the Indenture.

    The trustee may resign and be discharged from the trust created by the Indenture by so notifying us. The holders of a majority in principal amount of the then outstanding notes may remove the trustee by so notifying the trustee and us. We may remove the trustee if:

    - the trustee fails to comply with the eligibility requirements provided in the Indenture;

    - the trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the trustee under any applicable federal or state bankruptcy law;

    - a receiver, trustee, assignee, liquidator or similar official under any applicable federal or state bankruptcy law takes charge of the trustee or its property; or

    - the trustee becomes incapable of acting.

    If the trustee resigns or is removed or if the office of trustee is otherwise vacant, we will appoint a successor trustee in accordance with the provisions of the Indenture.

    In the ordinary course of its business, Citibank, N.A. and its affiliates have performed, and may in the future perform, commercial banking and related services for us and our affiliates and have received customary compensation therefor. For example, Citibank, N.A. serves as the trustee in connection with the 6 1/4% Notes due March 2009 issued by us, and as the fiscal agent in connection with the 6.50% Guaranteed Notes due November 15, 2001 issued by our affiliate, CSC Enterprises, and guaranteed by us, and as issuing and paying agent under two of our commercial paper programs. In addition, Citicorp
USA, Inc., an affiliate of Citibank, N.A., serves as the agent for the lenders in two commercial paper backstop credit agreements. Our affiliate, CSC Australia Pty Ltd, has an uncommitted master bond and letter of credit facility, an uncommitted cash advance credit facility and an uncommitted master loan facility with Citibank N.A. (Sydney Branch), an affiliate of Citibank, N.A.

    The address of the relevant corporate trust office of the trustee is Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043.

GOVERNING LAW

    The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

    We intend to offer the notes through the underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below. If the underwriters purchase any of the notes, they are obligated to purchase all of the notes.


                                                               PRINCIPAL
UNDERWRITERS                                                     AMOUNT
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................  $
Goldman, Sachs & Co.........................................
J.P. Morgan Securities Inc..................................
Morgan Stanley & Co. Incorporated...........................
                                                              ------------
          Total.............................................  $500,000,000
                                                              ============


    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus, and to dealers at that price less a concession not in excess of
  % of the principal amount of the notes. The underwriters may allow, and the
dealers may reallow, a discount not in excess of   % of the principal amount of
the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The expenses of the offering, not including the underwriting discount, are
estimated to be $      and are payable by us.

NO SALES OF SUBSTANTIALLY SIMILAR SECURITIES

    We have agreed, with exceptions, not to sell or transfer any of our debt securities which are substantially similar to the notes during the period from the date of the purchase agreement between us and the underwriters to the business day immediately following the date of initial delivery of the notes to the underwriters, without first obtaining the written consent of Merrill Lynch. Specifically, we have agreed during such period not to directly or indirectly:

    - issue, sell, offer or contract to sell any of our debt securities which are substantially similar to the notes;

    - grant any option for the sale of any of our debt securities which are substantially similar to the notes; or

    - otherwise transfer or dispose of any of our debt securities which are substantially similar to the notes.

    This lockup provision applies to our debt securities which are substantially similar to the notes and to any of our securities convertible into or exercisable or exchangeable for our debt securities which are substantially similar to the notes.

NEW ISSUE OF NOTES

    The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

    In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, I.E., if they sell more notes than the amount set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. For example, in 1999, Merrill Lynch (Singapore)
Pte. Ltd., an affiliate of Merrill Lynch & Co., acted as our financial advisor in connection with our tender offer to acquire CSA Holdings Ltd., and Merrill Lynch & Co. acted as our financial advisor in connection with our acquisition of Nichols Research Corporation. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., has entered into a contract with the Pinnacle Alliance, a team led by us, to manage key parts of its global technology structure. Morgan Guaranty Trust Company of New York is also a member of the syndicate of banks providing standby support for our commercial paper program. Goldman, Sachs & Co. is currently acting as our financial advisor in connection with our tender offer to acquire Mynd, which is described on page 5. In 1999, Morgan Stanley & Co. Incorporated was retained to appraise certain of our assets.

    In addition, we provide consulting and information technology services to Merrill Lynch & Co., and to Morgan Stanley Dean Witter & Co. and Discover Financial Services, Inc., two affiliates of Morgan Stanley & Co. Incorporated.

                                 LEGAL MATTERS

    Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion to the Company about certain legal matters relating to the notes. Latham & Watkins of Los Angeles, California will issue an opinion to the Underwriters about certain legal matters relating to the notes. Latham & Watkins renders certain legal services to the Company.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule of the Company as of March 31, 2000 and April 2, 1999, and for each of the three years in the period ended March 31, 2000, incorporated in this prospectus by reference from the Company's Amended Annual Report on Form 10-K for the year ended March 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                  $500,000,000


                                     [LOGO]

                         % NOTES DUE              , 20

                                 --------------
                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                           MORGAN STANLEY DEAN WITTER

                                          , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The Company estimates that the following expenses in connection with the offering described in this Registration Statement will be paid by the Company:


Securities and Exchange Commission registration fee.........  $132,000
Printing and engraving expenses*............................    75,000
Legal fees and expenses*....................................   125,000
Accounting fees and expenses*...............................    65,000
Rating agency fees*.........................................   270,000
Trustee fees and expenses*..................................    12,500
Blue Sky qualification fees and expenses*...................     7,500
                                                              --------
                                                              $687,000
                                                              ========


------------------------

*   Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 78.7502 of the Nevada General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 78.7502 further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. In the case of any action by or in the right of the corporation, no indemnification may be made for any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or another court of competent jurisdiction determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Section 78.7502 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    The Registrant's Restated Articles of Incorporation, as amended (the "Charter"), provide that the Registrant shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding of the type described above by reason of the fact that he or she is or was or has agreed to become a director or officer of the Registrant, or is serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise or by reason of actions alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director or officer. The indemnification of directors and officers shall be against all loss, liability and expenses actually and reasonably incurred by or on behalf of a director or officer in connection with such action, suit or proceeding, including any appeals; provided that with respect to any action, suit or proceeding initiated by a director or officer, the Registrant shall indemnify such director or officer only if the action, suit or proceeding was authorized by the Registrant's Board of Directors, except with respect to a suit for enforcement of rights to indemnification or advancement of expenses in accordance with the procedure therefor prescribed in the Charter.

    The Charter also provides that the expenses of directors and officers incurred as a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Registrant as they are incurred and in advance of the final disposition of the action, suit or proceeding; provided that if applicable law so requires, the advance payment of expenses shall be made only upon receipt by the Registrant of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses under the Charter.

    The Registrant has entered into Indemnification Agreements with each of its directors and officers pursuant to which it has indemnified them against expenses incurred in connection with any claims made against them as a result of any act, omission, neglect or breach of duty committed or suffered while acting as a director or officer of the Registrant, or while serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. These Indemnification Agreements do not obligate the Registrant to make any payment in connection with a claim against a director or officer to the extent that:
(a) payment is made under an insurance policy, except in respect of any deductible amount or any excess beyond the amount of payment under such insurance, (b) the director or officer is otherwise indemnified, (c) the claim is based upon the director or officer gaining any improper personal profit or advantage to which he or she is not legally entitled, (d) the claim is for an accounting of profits made from the purchase or sale by the director or officer of securities of the Registrant within the meaning of Section 16(b) of the Securities Exchange Act of 1934 or (e) the claim is brought about or contributed to by the dishonesty of the director or officer, but only if a judgment or other final adjudication adverse to the director or officer establishes that he or she committed acts of active and deliberate dishonesty, with actual dishonest purpose and intent, which acts were material to the cause of action so adjudicated. The Indemnification Agreements provide that the costs and expenses incurred by directors and officers in defending or investigating any action, suit, proceeding or investigation will be paid by the Registrant in advance of the final disposition of the matter upon receipt of a written undertaking by or on behalf of the director or officer to repay any such amounts if it is ultimately determined that he or she is not entitled to indemnification under his or her Indemnification Agreement. No such advance will be made by the Registrant, however, if, within 60 days of a request for such an advance, a determination is reasonably made by the Board of Directors or independent legal counsel, based upon the facts known at the time of such determination, that it is more likely than not it will ultimately be determined that the director or officer is not entitled to indemnification under his or her Indemnification Agreement.

    The Registrant currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with or as a consequence of certain actions, suits or proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Registrant.

ITEM 16. EXHIBITS

    The Exhibit Index is attached hereto on page II-6.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on this 25th day of July, 2000.



                                                       COMPUTER SCIENCES CORPORATION

                                                       By:                      *
                                                            -----------------------------------------
                                                                         Van B. Honeycutt
                                                                       Chairman, President
                                                                   and Chief Executive Officer



Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----
                    *                       Chairman, President and Chief
    ---------------------------------       Executive Officer (Principal                July 25, 2000
             Van B. Honeycutt               Executive Officer)

                    *                       Vice President, Chief Financial
    ---------------------------------       Officer and Director (Principal             July 25, 2000
              Leon J. Level                 Financial Officer)

                    *
    ---------------------------------       Vice President and Controller               July 25, 2000
               Bryan Brady                  (Principal Accounting Officer)

                    *
    ---------------------------------       Director                                    July 25, 2000
           Irving W. Bailey, II

                    *
    ---------------------------------       Director                                    July 25, 2000
             Stephen L. Baum

                    *
    ---------------------------------       Director                                    July 25, 2000
            William R. Hoover

                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----
                    *
    ---------------------------------       Director                                    July 25, 2000
           Thomas A. McDonnell

                    *
    ---------------------------------       Director                                    July 25, 2000
            F. Warren McFarlan

                    *
    ---------------------------------       Director                                    July 25, 2000
             James R. Mellor

                    *
    ---------------------------------       Director                                    July 25, 2000
           William P. Rutledge



*By:             /s/ HAYWARD D. FISK
             ----------------------------
                   Hayward D. Fisk
                   ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   1.1   Form of Purchase Agreement by and among the Company, Merrill
         Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
         Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities
         Inc. and Morgan Stanley & Co. Incorporated

   4.1   Form of Indenture between the Company and Citibank, N.A., as
         Trustee

   4.2   Form of Note (included in Exhibit 4.1)

   5.1   Opinion of Gibson, Dunn & Crutcher LLP

 *12.1   Computation of Ratios of Earnings to Fixed Charges

  23.1   Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit
         5.1)

  23.2   Consent of Deloitte & Touche LLP

 *24.1   Power of Attorney

 *25.1   Statement of eligibility of Trustee on Form T-1


------------------------


*   Previously filed.